UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WalkMe Ltd.
(Name of Issuer)

Ordinary shares, no par value
(Title of Class of Securities)

M97628107
(CUSIP Number)

Christopher Arthur Bulger Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY +44 (0) 20 7518 2800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Jennifer J. Carlson Mayer Brown LLP 3000 El Camino Real, #2-300 Palo Alto, CA 94306 (650) 331-2065
December 10, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMBLESIDE S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,404,955

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,404,955

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,404,955

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.08%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The percentage set forth in row (13) is based on WalkMe Ltd.’s (the “Issuer”) 83,347,949 ordinary shares, no par value (“Ordinary Shares”) outstanding on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the Securities and Exchange Commission (“SEC”) on November 10, 2021.

Page 2 of 14 Pages

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VITRUVIAN III LUXEMBOURG S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,404,955

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,404,955

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,404,955

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.08%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The percentage set forth in row (13) is based on 83,347,949 outstanding Ordinary Shares on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the SEC on November 10, 2021.

Page 3 of 14 Pages

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMBLESIDE LUX S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,057,290

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,057,290

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,057,290

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.47%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The percentage set forth in row (13) is based on 83,347,949 outstanding Ordinary Shares on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the SEC on November 10, 2021.

Page 4 of 14 Pages

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VIP III CORTEX-B S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,057,290

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,057,290

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,057,290

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.47%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The percentage set forth in row (13) is based on 83,347,949 outstanding Ordinary Shares on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the SEC on November 10, 2021.

Page 5 of 14 Pages

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VIP III NOMINEES LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,462,245

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,462,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,462,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.55%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The percentage set forth in row (13) is based on 83,347,949 outstanding Ordinary Shares on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the SEC on November 10, 2021.

Page 6 of 14 Pages

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VIP III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,380,311

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,380,311

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,380,311

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.45%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	The percentage set forth in row (13) is based on 83,347,949 outstanding Ordinary Shares on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the SEC on November 10, 2021.

Page 7 of 14 Pages

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VIP III CO-INVEST LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
81,934

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
81,934

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,934

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.10%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	The percentage set forth in row (13) is based on 83,347,949 outstanding Ordinary Shares on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the SEC on November 10, 2021.

Page 8 of 14 Pages

CUSIP No. M97628107

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VITRUVIAN PARTNERS LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
5,462,245

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
5,462,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,462,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.55%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

(1)	The percentage set forth in row (13) is based on 83,347,949 outstanding Ordinary Shares on September 30, 2021, as disclosed in Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of November 2021 and filed with the SEC on November 10, 2021.

Page 9 of 14 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) amends and restates the initial statement on Schedule 13D that was filed on June 18, 2021 (the “Initial Statement”) relating to the Ordinary Shares of the Issuer, a company formed under the laws of the State of Israel, whose principal executive offices are located at 1 Walter Moses St., Tel Aviv, 6789903, and its business telephone number is +972 (3) 763-0333 to reflect changes resulting from (a) an increase in the number of outstanding Ordinary Shares of the Issuer and (b) the acquisition of Ordinary Shares by Ambleside Lux S.à r.l. (“Ambleside Lux”). Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.  Identity and Background.

Item 2 of the Initial Statement is hereby amended and restated in its entirety as follows:

(a)	This Statement is being jointly filed by:

(i)	Ambleside S.à r.l., a Luxembourg société à responsabilité limitée (“Ambleside”);

(ii)	Vitruvian III Luxembourg S.à r.l., a Luxembourg société à responsabilité limitée (“Vitruvian Luxembourg”) and sole shareholder of Ambleside;

(ii)	Ambleside Lux, a Luxembourg société à responsabilité limitée;

(iv)	VIP III Cortex-B S.à r.l., a Luxembourg société à responsabilité limitée (“VIP III Cortex-B”) and sole shareholder of Ambleside Lux;

(v)	VIP III Nominees Limited, an England and Wales limited liability company (“VIP Nominees”) and in its capacity as nominee for and on behalf of VIP III LP, an English limited partnership and VIP III Co-Invest LP a Jersey limited partnership (collectively, the “Funds”), and sole legal shareholder of Vitruvian Luxembourg and VIP III Cortex-B; and

(vi)	Vitruvian Partners LLP, an England and Wales limited liability partnership (“Vitruvian Partners”), manager of the Funds (as appointed by their respective general partners), and sole shareholder of VIP Nominees, with respect to (i) Ambleside’s shareholding of 3,404,955 Ordinary Shares prior to the Issuer’s initial public offering; and (ii) the acquisition by Ambleside Lux of 2,057,290 Ordinary Shares, a total of 5,462,245 Ordinary Shares.

Ambleside, Vitruvian Luxembourg, Ambleside Lux, VIP III Cortex-B, VIP Nominees, the Funds and Vitruvian Partners are hereinafter sometimes collectively referred to as the “Reporting Persons.” The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 hereto.

Set forth on Appendix A are the names of the partners of Vitruvian Partners, the general partners of the Funds and the directors and officers of Ambleside, Ambleside Lux, VIP Nominees, Vitruvian Luxembourg and VIP III Cortex-B (collectively, the “Covered Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business office of VIP Nominees, VIP III LP and Vitruvian Partners is 105 Wigmore Street, London W1U 1QY, the address of the principal business office of VIP III Co-Invest LP is12 Castle Street St Helier Jersey JE2 3RT and the address of the principal business office of Ambleside, Ambleside Lux, Vitruvian Luxembourg and VIP III Cortex-B is 21, rue Philippe II, L-2340 Luxembourg. The address of the principal business office of each of the Covered Persons is set forth on Appendix A.

(c)	The principal business of Vitruvian Partners is to serve as the investment manager of the Funds. The principal business of VIP Nominees is to hold the equity interests of Vitruvian Luxembourg and VIP III Cortex-B as nominee for the Funds, the principal business of Vitruvian Luxembourg is to hold the equity interests of Ambleside and other investments of the Funds, the principal business of VIP III Cortex-B is to hold the equity interests of Ambleside Lux and other investments of the Funds, the principal business of Ambleside is to hold the Ordinary Shares and the principal business of Ambleside Lux is to hold the Ordinary Shares. The principal business or occupation of each of the Covered Persons is set forth on Appendix A.

Page 10 of 14 Pages

(d)	None of the Reporting Persons nor any of the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons nor any of the Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Covered Persons is set forth on Appendix A.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons used the Funds’ capital to fund the acquisition of 967,741 Ordinary Shares in connection with the Offering as further described in Item 6 below at a price per Ordinary Share of $31 and to fund the acquisition of 1,089,549 Ordinary Shares by Ambleside Lux between September 1, 2021 and December 13, 2021 for an aggregate purchase price of $ 22,791,430.23 (excluding broker commissions).

Item 4.  Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended and restated in its entirety as follows:

(a)-(e)

The acquisition of the securities set forth in this Statement is for investment purposes only.

The Reporting Persons are engaged in the investment business. None of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization, liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Ordinary Shares to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional Ordinary Shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Ordinary Shares beneficially owned by them in any manner permitted by law. The Reporting Persons may also enter into hedging or derivative transactions with respect to the securities of the Company, including the Ordinary Shares.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a)	As of the date of this Statement, the total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Statement of the Ordinary Shares outstanding. The percentages used in this Statement are calculated based on 83,347,949 outstanding Ordinary Shares on September 30, 2021.

(b)	None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Ordinary Shares reported herein.

(c)	Except as set forth in this Statement, there have been no transactions in the Ordinary Shares effected during the past 60 days by any person names in Item 2 hereof.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Page 11 of 14 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and restated in its entirety as follows:

Issuer-Directed Allocation

Prior to the Issuer’s initial public offering of 9,250,000 ordinary shares as described in the Issuer’s Final Prospectus under Rule 424(b)(4) filed with the SEC on June 16, 2021 (the “Offering”) Ambleside held 3,404,955 Ordinary Shares. In connection with the Offering, the Issuer requested that the underwriters of the offer make an issuer directed allocation of 967,741 Ordinary Shares to the Reporting Persons. The legal title to the allocation was taken up by Vitruvian Partners on behalf of the Funds at a price of $31 per Ordinary Share, and the transaction and acquisition of the 967,741 Ordinary Shares were settled on June 18, 2021. Vitruvian Partners transferred legal title to the shares to Ambleside Lux.

Director Seat

Michael Risman, the managing partner of Vitruvian Partners, is currently a Director of the Issuer. Pursuant to the articles of association of the Issuer in effect prior to the Offering, certain of the Issuer’s shareholders, including Ambleside, had rights to appoint members of the Issuer’s board of directors. Michael Risman was appointed by Vitruvian Directors I Limited on behalf of Ambleside. All rights to appoint directors terminated upon the closing the Offering and the adoption of new articles of association by the Issuer. However, currently serving directors, including Michael Risman, that were appointed prior to this Offering will continue to serve pursuant to their appointment until the annual general meeting of the Issuer’s shareholders at which the term of their class of director expires.

Registration Rights Agreement

The Issuer, Ambleside and certain other investors are parties to the 2021 amended and restated investor’s rights agreement (the “Investor’s Rights Agreement”), dated June 10, 2021, giving such parties the right to demand that the Issuer file a registration statement or request that the investors’ Ordinary Shares be covered by a registration statement that the Issuer otherwise file. In addition to the registration rights, the Investor’s Rights Agreement provided for certain information and other rights. The provisions of the Investor’s Rights Agreement terminated upon the closing of the Offering, other than the registration rights, which will terminate upon the earlier of (i) the fifth anniversary of the consummation of the Offering or (ii) upon a Realization Event, as defined in the Issuer’s amended and restated articles of association. This summary description does not purport to be complete and is qualified in its entirety by the Investor’s Rights Agreement, a copy of which is filed as Exhibit 4.2 to the Issuer’s Amendment No. 2 to Form F-1 Registration Statement filed with the SEC on June 14, 2021 (the “Form F-1”) and is incorporated by reference.

Page 12 of 14 Pages

Lock-up Agreement

The Issuer, along with its directors and executive officers and certain of its other stockholders, including Ambleside, have agreed with the underwriters for the Offering that, for a period of 180 days following June 15, 2021, they will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares (including Ordinary Shares acquired in the Offering through an issuer directed allocation) beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) or any other securities so owned convertible into or exercisable or exchangeable for Ordinary Shares, or (2) enter into any hedging, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, subject to specified exceptions. The representatives of the underwriters, on behalf of the underwriters, may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. This summary description does not purport to be complete and is qualified in its entirety by the Form of Lock-up Agreement attached as Exhibit A to the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 to the Form F-1 and is incorporated by reference.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated December 17, 2021, by and among the Reporting Persons.

Exhibit 99.2	Form of Investor’s Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Amendment No. 2 to Form F-1 Registration Statement filed with the SEC on June 14, 2021)

Exhibit 99.3	Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 2 to Form F-1 Registration Statement filed with the SEC on June 14, 2021)

Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2021	AMBLESIDE S.À R.L.

	By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

VITRUVIAN III LUXEMBOURG S.À R.L.

	By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

AMBLESIDE LUX S.À R.L.

	By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

VIP III CORTEX-B S.À R.L.

	By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

VIP III NOMINEES LIMITED

	By:	Vitruvian Partners LLP, its director

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VIP III LP

	By:	Vitruvian Partners LLP, designated member of its general partner

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VIP III CO-INVEST LP

	By:	Vitruvian Partners LLP, designated member of its general partner

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VITRUVIAN PARTNERS LLP

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

Page 14 of 14 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned individually acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of such person and that subsequent amendments to this statement on Schedule 13D may be filed on behalf of such person without the necessity of filing an additional joint filing agreement.

Dated: December 17, 2021	AMBLESIDE S.À R.L.

	By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

VITRUVIAN III LUXEMBOURG S.À R.L.

	By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

AMBLESIDE LUX S.À R.L.

	By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

VIP III CORTEX-B S.À R.L.

	By:	/s/ Gaël Sausy
	Name:	Gaël Sausy
	Title:	B Manager and Authorized Signatory

VIP III NOMINEES LIMITED

	By:	Vitruvian Partners LLP, its director

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VIP III LP

	By:	Vitruvian Partners LLP, designated member of its general partner

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VIP III CO-INVEST LP

	By:	Vitruvian Partners LLP, designated member of its general partner

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

VITRUVIAN PARTNERS LLP

	By:	/s/ Robert James Sanderson
	Name:	Robert James Sanderson
	Title:	Partner

Appendix A

Covered Persons

Name	Position(s)	Principal Business Address	Principal Occupation/Principal Business	Citizenship/Place of Organization
Michael Adam Risman	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom

David Louis Nahama	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United States of America

Torsten Claus Winkler	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Germany

Stephen James Byrne	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Republic of Ireland

Benjamin Clark Johnson	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom

Fabian Tobias Friedrich Georg Wasmus	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Germany

Jussi Wuoristo	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Finland

Robert James Sanderson	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom

Thomas Studd	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom

Sophie Catherine Straziota	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	United Kingdom

Joseph O’Mara	Partner of Vitruvian Partners LLP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Partner of Vitruvian Partners LLP	Republic of Ireland

Appendix A-1

Name	Position(s)	Principal Business Address	Principal Occupation/Principal Business	Citizenship/Place of Organization
Vitruvian General Partner LLP	General Partner of VIP III LP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	General Partner	England and Wales

Vitruvian Scotcar General Partner LLP	General Partner of VIP III Co-Invest LP	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	General Partner	Scotland

Vitruvian Directors I Limited	(1) B Manager of Ambleside S.à r.l. (2) B Manager of Ambleside Lux S.à r.l. (3) B Manager of Vitruvian III Luxembourg S.à r.l. (4) B Manager of VIP III Cortex-B S.à r.l.	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Corporate Director	England and Wales

Vitruvian Directors II Limited	(1) Director of Vitruvian Directors I Limited (2) Director of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Corporate Director	England and Wales

Gaël Sausy	(1) B Manager of Ambleside S.à r.l. (2) B Manager of Ambleside Lux S.à r.l. (3) B Manager of Vitruvian III Luxembourg S.à r.l. (4) B Manager of VIP III Cortex-B S.à r.l.	c/o Vitruvian III Luxembourg S.à r.l., VIP III Cortex-B S.à r.l., Ambleside S.à r.l. and Ambleside Lux S.à r.l. 21, rue Philippe II, L-2340 Luxembourg	Head of Vitruvian Luxembourg Operations	France

Philippe Salpetier	(1) B Manager of Ambleside S.à r.l. (2) B Manager of Ambleside Lux S.à r.l. (3) B Manager of Vitruvian III Luxembourg S.à r.l. (4) B Manager of VIP III Cortex-B S.à r.l.	c/o Vitruvian III Luxembourg S.à r.l. VIP III Cortex-B S.à r.l., Ambleside S.à r.l. and Ambleside Lux S.à r.l. 21, rue Philippe II, L-2340 Luxembourg	Alter Domus, Director Sales & Relationship Management	Belgium

David Richy	(1) B Manager of Vitruvian III Luxembourg S.à r.l. (2) B Manager of VIP III Cortex-B S.à r.l.	c/o Vitruvian III Luxembourg S.à r.l. and VIP III Cortex-B S.à r.l. 21, rue Philippe II, L-2340 Luxembourg	IPI Luxembourg, Founder	Belgium

Appendix A-2

Name	Positions(s)	Principal Business Address	Principal Occupation/Principal Business	Citizenship/Place of Organization
Christopher Arthur Bulger	(1) Director and Secretary of Vitruvian Directors I Limited (2) Director and Secretary of Vitruvian Directors II Limited (3) Director and Secretary of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	General Counsel	United Kingdom

Vitruvian Partners Limited

(1) Designated Member of Vitruvian General Partner LLP

(2) Designated Member of Vitruvian Scotcar General Partner LLP

(3) Director of Vitruvian Directors I Limited

(4) Director of Vitruvian Directors II Limited

		c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	Private Equity Services Manager	England and Wales

Vitruvian Partners LLP	(1) Designated Member of Vitruvian General Partner LLP (2) Designated Member of Vitruvian Scotcar General Partner LLP (3) Director of Vitruvian Partners Limited	c/o Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY	See Item 2(c)	England and Wales

Appendix A-3